# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ACELYRIN, Inc., CIK 0001962918
CUSIP: 00445A100
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 4149 LIBERTY CANYON RD., AGOURA HILLS, California (CA), 91301
Date of event which requires filing of this statement: 05/23/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001963860
Persons authorized to receive notices and communications: Fredrik Ostlund, 60 Gresham Street, London, United Kingdom (X0), EC2V 7BB, 00442079597185

## Reporting persons
- Trium Capital LLP (CIK 0001963860): type of reporting person: investment adviser (IA); citizenship or place of organization: United Kingdom (X0); source of funds: other (OO); sole voting power 0; sole dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: ACELYRIN, Inc.
Address of issuer's principal executive offices: 4149 LIBERTY CANYON RD., AGOURA HILLS, California (CA), 91301

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 0
Number of shares as to which each person has sole or shared power to vote or dispose: 0
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of May 23 2025, Trium Capital LLP ceased to be the beneficial owner of more than five percent of Common Stock.

## Signatures
- Trium Capital LLP: Fredrik Ostlund, Chief Compliance Officer (05/27/2025)